SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of YPF Sociedad Anónima Shareholders’ Meeting Call Notice.

YPF SOCIEDAD ANÓNIMA (CUIT N°30-54668997-9)

CALL NOTICE

Shareholders are hereby called to a General Ordinary and Extraordinary and Special Ordinary Class A and Class D Shareholders´ Meeting to be held on April 26, 2024, at 11:00 a.m., at the Company’s offices located at Macacha Güemes 515, City of Buenos Aires, in order to consider the following:

AGENDA

1.	Appointment of two shareholders to sign the minutes of the Meeting.

2.

Waiver of the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the long-term share compensation plans for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

3.

Consideration of the Annual Report, Information Overview, Inventory, Statements of Financial Position, Statements of Comprehensive Income, Statements of Changes in Shareholders’ Equity, Statements of Cash Flow, individual and consolidated with its respective notes and related documentation, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 47, which began on January 1, 2023 and ended on December 31, 2023.

4.	Consideration of the accumulated results as of December 31, 2023. Absorption of losses. Constitution of voluntary reserves.

5.	Determination of the fees payable to the Independent Auditor for the fiscal year ended December 31, 2023.

6.	Appointment of the Independent Auditor who shall render an opinion on the annual financial statements as of December 31, 2024 and determination of its remuneration.

7.	Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2023.

8.

Consideration of the Remuneration of the Board of Directors ($2,087,597.061) for the fiscal year ended December 31, 2023, which resulted in a computable loss in accordance with the National Securities Commission Regulations.

9.	Consideration of the Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2023.

10.	Determination of the number of regular and alternate members of the Supervisory Committee.

11.	Appointment of one regular and one alternate member of the Supervisory Committee for Class A shares.

12.	Appointment of the regular and alternate members of the Supervisory Committee for Class D shares.

13.	Determination of the number of regular and alternate members of the Board of Directors.

14.	Appointment of one regular and one alternate Director for Class A shares and determination of their tenure.

15.	Appointment of regular and alternate Directors for Class D shares and determination of their tenure.

16.	Determination of advance compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2024.

NOTES:

1) Shareholders are reminded that the Register of Book-entry Shares of the Company is kept by Caja de Valores S.A., located at 25 de Mayo 362, City of Buenos Aires. Therefore, under Article 238 of the General Corporations Law No. 19,550, in order to attend the Meeting, they must obtain a certificate from the account of book-entry shares issued for such purpose by Caja de Valores S.A. and submit such certificate until April 22, 2024 at 5:00 p.m., inclusive: (a) electronically in PDF format, sending it by e-mail to asamblea@ypf.com or (b) personally on Tuesdays or Thursdays (business days) at the Company’s registered office located at Macacha Güemes 515, City of Buenos Aires, from 10:00 a.m. to 1.00 p.m. and from 3:00 p.m. to 5:00 p.m. Also, under the provisions of Article 22, Chapter II, Title II of the Regulations of the National Securities Commission (Normas de la Comisión Nacional de Valores), upon giving notice of attendance and upon effective attendance, holders of shares and their representatives, respectively, must provide the following information: name, surname and identity document; or corporate name and incorporation information, if applicable, and any other information specified in such regulation. The Company shall send to shareholders complying with such communication a receipt for their admission to the Meeting. Shareholders giving notice of their attendance by e-mail shall be sent such receipt by like means, whereas shareholders notifying their attendance personally will receive such receipt personally. Besides, we request shareholders to provide their contact details (telephone, e-mail address and personal address) in order to keep them informed of any measures that may be taken in connection with the Meeting.

2) Shareholders that are companies incorporated abroad must comply with Articles 118 or 123 of the General Corporations Law No. 19,550. The representation must be exercised by the legal representative registered in the Public Registry or by a duly authorized agent in accordance with the provisions of Article 25, Chapter II, Title II of the Rules of the National Securities Commission. Likewise, under Article 22, Chapter II, Title II of the Rules of the National Securities Commission, at the time of providing notice of attendance and at the time of actual attendance, the holders of shares and their representatives, must show, respectively, proof with respect to the following information: name, surname and identity document, or corporate name and incorporation information, as the case may be, and the other information specified in such regulation.

3) Shareholders are reminded that in accordance with Article 24, Chapter II, Title II of the Rules of the Argentine Securities Commission, those who are legal entities or other legal structures, must inform the Company until the day of the Meeting through a signed note as a sworn statement from their legal representatives, of the identification of their beneficial owners, including the following information: name, surname, nationality, permanent address, date of birth, national identity document or passport, CUIT, CUIL or other form of tax identification and profession.

4) Shareholders that are a “trust”, trust fund or similar arrangement are reminded that, in accordance with Article 26 Chapter II, Title II of the Rules of the Argentine Securities Commission, must deliver to the Company on the day of the Meeting a duly signed certificate from their legal representative, that identifies the trust business subject to the transfer and includes the name and surname, address or registered office, identity card or passport number(s) or registration information, authorization or incorporation, of the trustor(s), fiduciary(ies), “trustee” or their equivalent, and trustees and/or beneficiaries or their equivalents according to the legal basis under which the trust was established, and the contract and/or the proof of registration for the contract in the relevant Public Registry, if applicable. The representative at the Meeting must be the estate management administrator, in the case of the trust fund, “trust” or similar arrangement, or the duly authorized agent. Holders of shares of the Company that are foundations or similar arrangements, whether public or private, must inform the Company by means of a duly signed certificate from their legal representative, indicating the same information previously referred with respect to their founding member, and if a different person, the person who provided the capital contribution or transfer to such foundation or similar arrangement. The representative at the Meeting must be the legal representative or the duly established agent.

5) In order to attend the Meeting, shareholders or their representatives, as the case may be, shall arrive at the Company´s registered office located at Macacha Güemes 515, City of Buenos Aires, at least 20 minutes before the time scheduled for the meeting. No participants shall be admitted once the Shareholders´ Meeting has started. Meeting participants, as well as the capacities in which they participate, shall be recorded upon the meeting being called to order.

6) In considering the Agenda, the Shareholders of all classes of shares shall exercise their rights voting jointly, except when dealing with items 11, 12, 14 and 15.

7) Pursuant to Article 11) c) ii) of the Company’s Bylaws, when considering Item 15) of the Agenda, Classes B and C shares shall vote jointly with Class D shares for the election of directors at the Special Meeting thereof.

8) In order to consider Items 2 and 4 of the Agenda, the Meeting shall be held as an Extraordinary Meeting.

The Board of Directors

Horacio Daniel Marin, Chairman of YPF S.A., appointed Director and Chairman through Board of Directors Meeting Minutes No. 509 dated December 14, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 25, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer